

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **FRONTERA GROUP INC.**, did on November 21, 2013, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on November 21, 2013.

ROSS MILLER
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20131121-2444
You may verify this certificate
online at **http://www.nvsos.gov/**



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

November 21, 2013

Job Number: C20131121-2444
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20130763574-88	Articles of Incorporation	1 Pages/1 Copies

Respectfully,



ROSS MILLER
Secretary of State

Certified By: Electronic Filing
Certificate Number: C20131121-2444
You may verify this certificate
online at http://www.nvsos.gov/



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov


040103

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
(signature) Ross Miller Secretary of State State of Nevada	20130763574-88
	Filing Date and Time
	11/21/2013 1:55 PM
	Entity Number
	E0564012013-1

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	FRONTERA GROUP INC.
2. Registered Agent for Service of Process: (check only one box)	[X] Commercial Registered Agent: NEVADA BUSINESS CENTER, LLC Name [ ] Noncommercial Registered Agent (name and address below) **OR** [ ] Office or Position with Entity (name and address below) Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity Street Address _____ City _____ Nevada _____ Zip Code Mailing Address (if different from street address) _____ City _____ Nevada _____ Zip Code
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares *with par value:* 75000000 Par value per share: $ 0.0010 Number of shares *without par value:* 0
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) ELENA KRIOUKOVA Name 311 WEST THIRD STREET — CARSON CITY — NV — 89703 Street Address — City — State — Zip Code 2) _____ Name Street Address — City — State — Zip Code
5. Purpose: (optional; see instructions)	*The purpose of the corporation shall be:* ANY LEGAL PURPOSE
6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. ELENA KRIOUKOVA — **X** ELENA KRIOUKOVA Name — Incorporator Signature 311 WEST THIRD STREET — CARSON CITY — NV — 89703 Address — City — State — Zip Code
7. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity.* **X** NEVADA BUSINESS CENTER, LLC _____ 11/21/2013 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity — Date

This form must be accompanied by appropriate fees.